FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of November, 2003
                 ---------------

Commission File Number   0-29382
                       ----------

                          Minefinders Corporation Ltd.
                      -------------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
    -------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F     Form 40-F X
                                                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes            No X
                                                  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Listed on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------

                              N E W S R E L E A S E
                                                               November 24, 2003

Minefinders Signs Bought Deal For Up To CDN$44,000,000

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL/ AMEX: MFN) is pleased to announce that a syndicate of underwriters led by BMO Nesbitt Burns Inc. (the "Underwriters") has agreed to purchase, subject to receipt of all necessary regulatory approvals, 3,000,000 common shares of the Company at $11.00 per share.

In addition, the Underwriters have an option to purchase up to 1,000,000 common shares at the issue price until 48 hours prior to the closing date. If the option is fully exercised, the gross proceeds of this financing will be $44,000,000.

The Company will file a short form prospectus in the applicable Canadian provinces to qualify the offering, which is expected to close on or about December 12, 2003.

The net proceeds of the offering will be used for the further exploration and development of the Company's mineral properties, including the Dolores gold/silver deposit, and for general corporate purposes.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

/s/"Mark H. Bailey"

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel:

(604) 687-6263 or Fax: (604) 687-6267.

The securities being offered have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Not for distribution to U.S. news wire services or dissemination in the United States.

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                    SASKATCHEWAN
                                                                        MANITOBA
                                                                         ONTARIO
                                                                          QUEBEC

                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

                  Section 85(1) of the Securities Act (British
    Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1.  Reporting Issuer

                  Minefinders Corporation Ltd.
                  2288 - 1177 West Hastings Street
                  Vancouver, B.C. V6E 2K3

Item 2.  Date of Material Change

                  November 24, 2003 (being the date of the news release).

Item 3.  Press Release

                  The Press Release dated November 24, 2003 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via CCN Mathews (Canadian Disclosure Network) and Canada Stockwatch.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  Minefinders Corporation Ltd. announced that it had entered into a bought deal financing with a group of underwriters led by BMO Nesbitt Burns Inc., whereby the Company would issue 3,000,000 common shares at $11.00 per share. The Company also granted an option to the underwriters to purchase an additional 1,000,000 shares under the offering.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Senior Officers

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Mark Bailey
                  President and Director
                  2288 - 1177 West Hastings Street
                  Vancouver, B.C. V6E 2K3
                  (604) 687-6263

Item 9.  Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 25th day of November, 2003.

                                                    MINEFINDERS CORPORATION LTD.

                                                    Per:

                                                    /S/"Paul C. MacNeill"
                                                    Paul C. MacNeill
                                                    Director

                                  SCHEDULE "A"

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Listed on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------

                              N E W S R E L E A S E
                                                               November 24, 2003

Minefinders Signs Bought Deal For Up To CDN$44,000,000

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL/ AMEX: MFN) is pleased to announce that a syndicate of underwriters led by BMO Nesbitt Burns Inc. (the "Underwriters") has agreed to purchase, subject to receipt of all necessary regulatory approvals, 3,000,000 common shares of the Company at $11.00 per share.

In addition, the Underwriters have an option to purchase up to 1,000,000 common shares at the issue price until 48 hours prior to the closing date. If the option is fully exercised, the gross proceeds of this financing will be $44,000,000.

The Company will file a short form prospectus in the applicable Canadian provinces to qualify the offering, which is expected to close on or about December 12, 2003.

The net proceeds of the offering will be used for the further exploration and development of the Company's mineral properties, including the Dolores gold/silver deposit, and for general corporate purposes.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

/s/"Mark H. Bailey"

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel:

(604) 687-6263 or Fax: (604) 687-6267.

The securities being offered have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Not for distribution to U.S. news wire services or dissemination in the United States.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date     November 25, 2003               By:      /S/ "Paul C. MacNeill"
         ------------------                       ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director